

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

December 20, 2006

Mr. John Van Heuvelen
Chief Executive Officer
Lifevantage Corporation
6400 South Fiddler`s Green Circle
Suite 1970
Englewood, Colorado 80111

**Re: Lifevantage Corporation
Registration Statement on Form SB-2
File No. 333-126288
Filed: December 15, 2006
Annual Report on Form 10-KSB/A for the Fiscal Year ended June 30, 2006
File No. 0-30489**

Dear Mr. Van Heuvelen:

        We have reviewed your amended filings and have the following comments. We may have further comments after reviewing your next amendment. Please contact any of the individuals listed at the end of this letter with any questions.

Registration Statement on Form SB-2

General

1. We note your February 3, 2006 supplemental response to comment 29 of our July 27, 2005 letter that it was your belief that your agreement with GNC was not a material contract because there had not been a significant number of sales of your product under this agreement. We also note your statement that you would continue to evaluate the significance of this agreement to determine its materiality. In light of the fact that a total of $748,230 of revenue previously deferred was recognized from the GNC agreement in the three months ended September 30, 2006, please file this agreement as an exhibit. Additionally, please file your agreement with CVS/pharmacy as an exhibit to the registration statement, or tell us why you believe it is not a material contract.

Form 10-KSB/A for the Fiscal Year ended June 30, 2006

Item 8A – Controls and Procedures

2. We note the restatement described in Note 2 to the financial statements. We understand that the 1 million share issuance is now valued at $2 per share consistent with the concurrent private placement and the guidance in Section 404.04.a of the Financial Reporting Codification. Furthermore, we understand that the purchase price has been assigned to identified intangibles, consistent with the guidance in paragraph A14 of SFAS 141. Given the material restatement, please clarify for us how you concluded that your controls and procedures were effective.

Closing Comments

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Al Pavot, Staff Accountant, at (202) 551-3738 if you have any questions regarding comments on the financial statements and related matters.. Please contact Craig Slivka, Staff Attorney, at (202) 551-3729 with any other questions.

Sincerely,

Pamela A. Long,
Assistant Director

cc: Alan Talesnick, Esq.
        Jon Ploetz, Esq.
        (303) 894-9239